Independent Auditors' Report



   The Board of Directors and Stockholders
   United Solar Systems Corp.:


   We have audited the accompanying consolidated balance sheets of United Solar Systems Corp. and subsidiary (the "Company") (a joint venture between Canon Inc. and Energy Conversion Devices, Inc.) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, except as discussed in the following paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Solar Systems Corp. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   /s/ KPMG LLP


   Detroit, Michigan
   February 19, 1999

                           UNITED SOLAR SYSTEMS CORP.
                               AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                        Energy Conversion Devices, Inc.)

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                    Assets
                                                                         1998               1997
                                                                     -----------         ----------
Current assets:
   Cash and cash                                                      $   335,224            716,461
   equivalents (note 3)
   Accounts receivable:
    Trade (less allowance for doubtful accounts of                      1,339,209          1,805,369
    $35,000)
    Stockholders (note 6)                                                   --                36,261
    Contracts (notes 6                                                    533,057            560,929
    and 9)
   Inventories (note 4)                                                 3,807,819          2,633,131
   Prepaid expenses                                                       388,705            440,467
   Other current assets                                                     3,969             34,678
                                                                      -----------         ----------
        Total current assets                                            6,407,983          6,227,296

Property, plant, and equipment, net (notes 5 and 6)                    10,428,243         12,595,857
Other assets                                                              219,773            216,794
                                                                     ------------         ----------
                                                                     $ 17,055,999         19,039,947
                                                                     ============         ==========
                      Liabilities and Stockholders' Equity

Current liabilities:
   Current maturities of capital lease obligations                   $    864,469           806,749
   (note 7)
   Accounts payable:
    Trade                                                               1,597,777         1,485,676
    Stockholders (note 6)                                                 395,926           655,232
   Accrued expenses (note 6)                                              868,057           639,966
   Deferred revenue                                                        35,000            35,000
                                                                     ------------         ---------
         Total current liabilities                                      3,761,229         3,622,623

Capital lease obligations, less current maturities (note 7)             7,914,036         8,778,504
Note payable - stockholder (note 6)                                     2,500,000             --

         Total liabilities                                             14,175,265        12,401,127
Stockholders' equity:
   Common stock (note 1):
    Series A, par value $0.01; authorized
    3,000,000 shares; issued and outstanding
      2,924,558.85 shares and 2,645,238.85 shares                          29,245            26,452
      in 1998 and 1997, respectively
    Series B, par value $0.01; authorized
    3,000,000 shares; issued and outstanding
      2,924,558.85 shares and 2,645,238.85 shares                          29,245            26,452
      in 1998 and 1997, respectively
    Series C, par value $0.01; authorized 500
    shares; issued and outstanding
      200 shares                                                                2                 2
                                                                     ------------         ---------
        Total common stock                                                 58,492            52,906

   Additional paid-in capital                                          58,939,336        53,945,093
   Accumulated deficit                                                (56,117,094       (47,359,179)
                                                                     ------------       ------------
        Total stockholders' equity                                      2,880,734         6,638,820

     Commitments and contingencies (note 7)
                                                                     $ 17,055,999        19,039,947
                                                                     ============        ==========

See accompanying notes to consolidated financial statements.


                     UNITED SOLAR SYSTEMS CORP.
                           AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                  Energy Conversion Devices, Inc.)

                Consolidated Statements of Operations

               Years ended December 31, 1998 and 1997




                                                             1998                   1997
                                                           --------               --------
Revenues (notes 6 and 9)                                  $ 10,540,830            9,661,402
Cost of sales                                               12,366,009           14,158,315
                                                          ------------          -----------

        Gross loss                                          (1,825,179)         ( 4,496,913)
                                                          -------------         ------------

Research and development expenses (notes 6 and 9)            2,777,544            2,789,524
General and administrative expenses (note 6)                 1,663,578            1,533,295
Sales and marketing expenses                                 1,460,242            1,785,465
                                                          ------------          -----------

        Total operating expenses                             5,901,364            6,108,284
                                                          ------------          -----------

        Operating loss                                      (7,726,543)         (10,605,197)

Other income (expense):
   Royalty income - related party (note 6)                       --              11,500,000
   Interest income                                             102,415               45,692
   Interest expense                                           (798,122)            (404,557)
   Loss on sale/disposal of equipment                         (175,876)            (280,971)
   Foreign exchange loss                                      (163,117)             (94,263)
   Other, net                                                    3,328               19,570
                                                           ------------         ------------

        Net income (loss) before tax expense                (8,757,915)             180,274

Income tax expense (note 8)                                      --                   --
                                                           ------------         ------------

        Net income (loss)                                  $ (8,757,915)            180,274
                                                           =============        ============


See accompanying notes to consolidated financial statements.


                              UNITED SOLAR SYSTEMS CORP.
                                   AND SUBSIDIARY
                       (A Joint Venture Between Canon Inc. and
                           Energy Conversion Devices, Inc.)

                  Consolidated Statements of Stockholders' Equity

                      Years ended December 31, 1998 and 1997


                                                    Common      Common      Common      Additional
                                                    Stock       Stock       Stock       paid-in       Accumulated
                                                    Series A    Series B    Series C    capital       deficit           Total
                                                    --------    --------    --------    ----------    -----------       -----

Balance at December 31, 1996                        $ 26,452    26,452          2       53,945,093    (47,539,453)    6,458,546

Net income                                              --        --           --          --             180,274       180,274

                                                    ---------   -------    -------     -----------    ------------   ----------
Balance at December 31, 1997                          26,452    26,452          2       53,945,093    (47,359,179)    6,638,820

Issuance of common stock, 279,320 shares
   each of Class A and Class B                         2,793     2,793         --        4,994,243         --         4,999,829

Net loss                                                --        --           --          --         ( 8,757,915)   (8,757,915)

                                                    ---------   -------    -------     -----------    ------------   ----------
Balance at December 31, 1998                        $ 29,245    29,245          2       58,939,336    (56,117,094)    2,880,734
                                                    =========   =======    =======     ===========    ============   ==========




See accompanying notes to consolidated financial statements.


                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

                Consolidated Statements of Cash Flows

                Years ended December 31, 1998 and 1997




                                                                                     1998                1997
                                                                                    ------              ------
Cash flows from operating activities:
   Net income (loss)                                                            $ (8,757,915)            180,274
   Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
    activities:
      Loss on sa;e/disposal of equipment                                             175,876             280,971
      Depreciation                                                                 2,176,441           1,522,080
      Changes in assets and liabilities:
       Decrease (increase) in accounts receivable - trade                            466,160          (1,267,547)
       Decrease in accounts receivable - stockholders                                 36,261             497,908
       Decrease (increase) in accounts receivable - contracts                         27,872            (343,206)
       (Increase) decrease in inventories                                         (1,174,688)            415,060
       Decrease (increase) in prepaid expenses                                        51,762            (263,967)
       Decrease in other current assets                                               30,709              74,192
       Increase in other assets                                                       (2,979)             (5,239)
       Increase in accounts payable - trade                                          112,101             372,717
       (Decrease) increase in accounts payable - stockholders                       (259,306)            209,962
       Increase in accrued expenses                                                  228,091              99,809
                                                                                -------------         -----------

        Net cash provided by (used in) operating activities                       (6,889,614)          1,773,014
                                                                                -------------         -----------

Cash flows used in investing activities:
   Capital expenditures                                                             (211,464)           (914,330)
   Proceeds from sale of assets                                                       26,760               --
                                                                                -------------         -----------

        Net cash used in investing activities                                       (184,704)           (914,330)
                                                                                -------------         -----------

Cash flows from financing activities:
   Proceeds from notes payable - stockholder                                       2,500,000               --
   Payments of loans payable, net                                                      --             (1,350,000)
   Principal payments under capital lease obligations                               (806,748)            (64,747)
   Issuance of common stock                                                        4,999,829               --
                                                                                -------------         -----------

        Net cash provided by (used in) financing activities                        6,693,081          (1,414,747)
                                                                                -------------         -----------

        Net decrease in cash and cash equivalents                                   (381,237)           (556,063)

Cash and cash equivalents at beginning of year                                       716,461           1,272,524
                                                                                -------------         -----------

Cash and cash equivalents at end of year                                        $    335,224             716,461

                                                                                ============          ===========



Supplemental disclosure of noncash activities:
   During the year ended December 31, 1997, approximately $304,540 of interest cost was capitalized into construction in progress. Cash paid for interest during the years ended December 31, 1998 and 1997 was $649,574 and $425,706, respectively.

   During 1997, the Company entered into a sale-leaseback transaction for a production line which the Company had previously constructed and for which the Company had net capitalized costs on its books of approximately $10,700,000. The new capital lease in the amount of $9,650,000 is payable on a monthly basis over a seven-year period.


See accompanying notes to consolidated financial statements.

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


(1)  Formation and Ownership Structure

     United Solar Systems Corp. and subsidiary ("United Solar" or "Company"), a joint venture between Canon Inc. ("Canon") and Energy Conversion Devices, Inc. ("ECD"), was formed to produce solar panels that convert sunlight to electric current. The Joint Venture combines ECD's technological know-ledge of photovoltaics with Canon's manufacturing technology and marketing "know-how" to develop and bring this technology to the market-place. United Solar became operational in 1991.

     In 1992, United Solar established a maquiladora (assembly) operation in Tijuana, Mexico through its subsidiary, United Solar Systems de Mexico, S.A. de C.V. ("USS de Mexico"). United Solar directly owns 99.9% of its subsidiary. The remaining interest is held by USS de Mexico directors who are also employees of United Solar. Under this maquiladora operation, United Solar ships partially assembled solar cell products that are manufactured in Troy, Michigan to USS de Mexico for final assembly, packaging, and shipment to United Solar's ultimate customers.

     In 1996, Canon and ECD each purchased 250,000 shares of Series A and Series B common stock, respectively, for cash payments of $5,000,000 each.

     In 1998, Canon and ECD purchased 279,320 shares of Series A and Series B common stock, respectively, for cash payments totaling $4,999,829.

     Canon and ECD each have an ownership interest in United Solar of 49.998%. The remaining minority ownership interest is held by an unrelated party. Unless and until either the Series A common stockholder or the Series B common stockholder owns more than 50% of the stock outstanding, the Series A and the Series B stockholders may each elect four directors and the Series C stockholder may elect one director. In all other voting matters, each share outstanding has an equal voting right. Canon, ECD, and the Series C stockholder have agreed that if the Series C stockholder decides to sell its shares, Canon may purchase the Series C common stock at the greater of principal plus interest or appraised value.

     As noted in the accompanying statement of operations, the Company incurred significant losses in 1998. The Company may not be able to generate enough cash to fund further deficits (see note 11).

     The Joint Venture is economically dependent on its stockholders. In the past, the stockholders have provided additional equity cash infusions, guarantees of third-party debt, direct lending, and other similar activities necessary to provide cash or other assets to fund the Joint Venture's continued operating losses, capital expenditures, and utilization of licensed technology. There can be no assurances that such support will continue.

     In order to address working capital needs, management has undertaken many tasks, including seeking to secure additional financing, selling geographic licenses for its technology, securing royalty fees, and entering into a sale-leaseback transaction of certain Joint Venture assets. Management is continuing its efforts to secure additional equity and/or other financing.

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


(2)  Summary of Significant Accounting Policies

     (a)Basis of Presentation

        The accompanying consolidated financial statements for the years ended December 31, 1998 and 1997 include the accounts of United Solar and its majority-owned subsidiary, USS de Mexico, after elimination of intercompany accounts and transactions.

     (b)Cash Equivalents

        Cash equivalents are temporary investments with an original maturity of less than three months. Substantially all cash and cash equivalents are interest bearing.

     (c)Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first-in, first-out (FIFO) method. Market is calculated using an average value of recent sales to unrelated entities.

     (d)Property, Plant, and Equipment

        Property, plant, and equipment are stated at cost. Depreciation on machinery and equipment, furniture and fixtures, and vehicles is calculated using accelerated methods over the estimated useful lives of the assets, which are five to six years. Amortization of tooling is calculated using the straight-line method over two years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Included in property, plant, and equipment are capitalized assets which were sold to a third party (see note 7) and leased back under a sale-leaseback transaction entered into in 1997.

        Expenditures for machinery and other equipment acquired for a particular research and development project and which have no alternative future use (in other research and development projects or otherwise) are charged to product development and research costs as incurred. Machinery and other equipment which have alternative future uses are capitalized at cost.

        Expenditures  for  maintenance  and repairs  are charged to  operations.
        Expenditures for betterments or major renewals are capitalized and are depreciated over their estimated useful lives.

     (e)Research and Development

        Research and product development costs are expensed as incurred.

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


     (f)Royalties

        Royalty expenses are accrued when the sales generating the royalty are recorded. United Solar is responsible for royalties on future sales of photovoltaic products for a 13-year period which expires in fiscal year 2003. The Joint Venture pays royalties at a rate of 3% of the first $25 million of annual net sales of certain photovoltaic products, 2% of the next $100 million of annual net sales, and 1% of the annual net sales above $125 million. Royalty expense was approximately $273,000 and $147,000 for the years ended December 31, 1998 and 1997, respectively.

        The Joint Venture Agreement also provides for a cross-license related to "know-how" among Canon, ECD, and United Solar. In addition, ECD, United Solar, and Canon have agreed to an option to obtain certain nonexclusive licenses related to photovoltaic technology developed after December 31, 1992.

     (g)Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h)Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Management believes the estimates used are reasonable.

(3)  Cash and Cash Equivalents

     Cash and cash equivalents were comprised of the following at December 31, 1998 and 1997:

                                                       1998      1997
                                                      -------   -------

     Cash (checks issued in excess of available     $  4,620    (19,914)
       funds)
     Dreyfus Money Market Fund                        330,604   736,375
                                                      -------   -------

                                                    $ 335,224   716,461
                                                    =========   =======

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


(4)  Inventories

     Inventories  at  December 31,   1998  and  1997  consist  of  the
     following:

                                                     1998         1997
                                                   ---------    --------

     Raw materials                              $  1,903,123   1,777,867
     Work in process                               1,156,596   1,224,430
     Finished goods                                1,758,100     315,834
                                                ------------   ---------

                                                   4,817,819   3,318,131

     Lower of cost or market valuation            (1,010,000)   (685,000)
       provision
                                                ------------   ----------

               Total                            $  3,807,819   2,633,131
                                                ============   =========

(5)  Property, Plant, and Equipment

     Property, plant, and equipment at December 31, 1998 and 1997 consist of the following:

                                                     1998         1997
                                                   ---------    ---------

     Machinery and equipment                    $  5,270,818     5,225,522
     Furniture and fixtures                          548,032       552,389
     Leasehold improvements                        1,480,354     1,562,795
     Tooling                                         433,092       433,092
     Vehicles                                         49,802        40,104
     Capitalized leased equipment                  9,650,000     9,650,000
                                                ------------     ---------

                                                  17,432,098    17,463,902

     Less accumulated depreciation and            (7,003,855)   (4,960,645)
       amortization

     Construction in progres                           --           92,600
                                                ------------    ----------

               Property, plant, and equipment,  $ 10,428,243    12,595,857
                 net
                                                ============    ==========

(6)  Related Party Transactions

     United Solar incurred $159,401 and $193,038 in various administrative, equipment, and facility construction costs from ECD in 1998 and 1997, respectively. United Solar purchased $29,382 and $1,998,126 of various equipment and materials from Canon and subsidiaries in 1998 and 1997, respectively. Canon and subsidiaries provided various management services to United Solar at no charge during the years ended December 31, 1998 and 1997 (see also notes 7 and 8).

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


     During 1997, the Company received $11,500,000 from the sale of certain manufacturing and licensing rights for certain European and Australian markets to Canon Inc. The amount is included as royalty income - related party in the accompanying 1997 statement of operations.

     United Solar made product sales to Canon and subsidiaries of $261,087 and $615,422 in 1998 and 1997, respectively. Revenues from ECD totaled $20,153 and $30,310 in 1998 and 1997, respectively.

     United Solar was awarded a cost-sharing research contract with ECD which began June 1, 1994. The contract ran through May 31, 1997, and was being funded 47.6% by National Renewable Energy Laboratory ("NREL") and 52.4% by United Solar. The amount of funding recorded as revenue under this contract in 1997 was $84,179.

     The accounts receivable from stockholders represent amounts due from Canon and subsidiaries of $0 and $22,185 at December 31, 1998 and 1997, respectively, and $0 and $14,076 due from ECD at December 31, 1998 and 1997, respectively. The accounts payable to stockholders represent amounts payable to ECD of $395,926 and $310,005 at December 31, 1998 and 1997, respectively, and to Canon of $0 and $345,227 at December 31, 1998 and 1997, respectively.

     Note payable at December 31, 1998 consisted of a term loan from Canon in the amount of $2,500,000. Interest is calculated at the rate of 6.21% per annum, and the loan plus accrued interest is payable in full at January 17, 2003. Total interest accrued at December 31, 1998 was $148,965.

(7)  Leases

     United Solar has noncancelable operating leases for its corporate facility in Troy, Michigan, a warehouse facility in San Diego, California, and its maquiladora operation in Tijuana, Mexico. Rent expense for the years ended December 31, 1998 and 1997 was $849,605 and $873,684, respectively.

     At December 31, 1998, future minimum lease payments under noncancelable operating leases are as follows:

        1999                            $  710,129
        2000                               333,569
        2001                               306,804
        2002                               306,804
        2003 and thereafter                953,542
                                         =========

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


     The Company is also obligated under a capital lease for certain machinery and equipment. Under the terms of the agreement, United Solar will make 43 monthly payments of $120,475 from the period November 21, 1997 to June 21, 2001, and 42 monthly payments of $174,733 from the period July 21, 2001 until the lease termination date of December 21, 2004, at which time United Solar can repurchase the assets for the nominal value of $1.00. The lease is guaranteed by Canon, and as a result, Canon has a lien on United Solar's assets. Future minimum capital lease payments as of December 31, 1998 are:

  Year ending December 31:
         1999                               $  1,445,703
         2000                                  1,445,703
         2001                                  1,771,249
         2002                                  2,096,795
         2003                                  2,096,795
         2004                                  2,096,795
                                               ---------

           Total minimum lease payments       10,953,040

  Less amount representing interest at         2,174,535
  6.93%
                                             -----------

           Present value of net minimum
             capital lease payments            8,778,505

  Less current maturities of capital lease       864,469
  obligations
                                             -----------

           Capital lease obligations,
             less current maturities        $  7,914,036
                                            ============

     The Company subleases its warehouse space in San Diego, California to a third party. The operating lease expires April 30, 2000 and requires monthly payments of $6,025. Lease revenue recorded in 1998 was $12,050.

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


(8)  Income Taxes

     At December 31, 1998, United Solar had available net operating loss (NOL) carryforwards for federal income tax purposes of approximately $59,700,000. The carryforwards expire as follows:

        Fiscal year:
          2005                           $  2,900,000
          2006                              5,300,000
          2007                              7,600,000
          2008                              7,700,000
          2009                              7,500,000
          2010                              7,600,000
          2011                              9,300,000
          2012                              1,400,000
          2018                             10,400,000
                                          -----------

                                         $ 59,700,000
                                         ============

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 1998 and 1997 are presented below.

                                                         1998         1997
                                                      ----------   ----------

     Deferred tax assets:
        Accounts receivable allowance              $     14,000        14,000
        Inventory reserve                               343,000       275,000
        Warranty accrual                                 68,000        40,000
        Intangibles                                   1,490,000     2,245,000
        NOL carryforwards                            20,340,000    19,416,000
        Other                                            81,000          --
                                                    -----------   -----------

             Total gross deferred tax assets         22,336,000    21,990,000
                                                    -----------   -----------

     Deferred tax liabilities:
        Excess tax over book depreciation               426,000       360,000
                                                    -----------   -----------

              Total gross deferred tax liabilities      426,000       360,000
                                                    -----------   -----------
              Net deferred tax assets                21,910,000    21,630,000

              Less valuation allowance              (21,910,000)  (21,630,000)
                                                   ------------- -------------

              Net deferred tax assets              $    --            --
                                                   ============= =============

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


     The net changes in the total valuation allowance for the years ended December 31, 1998 and 1997 were an increase of $280,000 and $207,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical losses and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deferred tax assets.

(9)  Research Contracts

     United Solar was awarded a follow-on cost-sharing contract with NREL in August 1994. The final phase ended February 28, 1998. The total amount of the contract is $3,106,578, which was funded 47.6% by NREL and 52.4% by United Solar. Amounts billed to NREL and recognized as revenues under the contract in 1998 and 1997 were $110,488 and $417,132, respectively. Included in accounts receivable - contracts at December 31, 1998 and 1997 is $14,769 and $71,302, respectively, related to this contract.

     Similarly, United Solar was awarded a separate cost-sharing contract with NREL in February 1995. The last phase ran through February 1, 1998. The total amount of the three-year contract was $3,985,786, which was funded 50% by NREL and 50% by United Solar. Amounts billed to NREL and recognized as revenue under this contract in 1998 and 1997 were $163,210 and $712,512, respectively. Included in accounts receivable - contracts at December 31, 1998 and 1997 is $51,230 and $242,846, respectively, related to this contract.

     United Solar was awarded a follow-on cost-sharing contract with NREL in March 1998. Phase I runs through September 30, 1999 and is currently in progress. The total amount of the 38-month contract is $5,560,000, which is being funded 50% by NREL and 50% by United Solar. Amounts billed to NREL and recognized as revenues under contract in 1998 were $902,559. Included in accounts receivable - contracts at December 31, 1998 is $297,667 related to this contract.

     In addition, United Solar is working with the United States Department of Energy ("DOE") on two separate contracts, one as the prime contractor and one as a subcontractor. Amounts billed to DOE and recognized as revenues under the contracts in 1998 and 1997 were $481,501 and $15,133, respectively. Included in accounts receivable - contracts at December 31, 1998 and 1997 is $161,990 and $15,133, respectively.

     As described in note 6, United Solar was engaged in a cost-sharing contract with ECD in 1997.

                      UNITED SOLAR SYSTEMS CORP.
                            AND SUBSIDIARY
               (A Joint Venture Between Canon Inc. and
                   Energy Conversion Devices, Inc.)

              Notes to Consolidated Financial Statements

                      December 31, 1998 and 1997


(10) Defined Contribution Pension Plan

     United Solar has established a 401(k) pension plan for all full-time employees. The plan allows eligible participants to contribute up to 15% of their gross wages. United Solar provides a matching contribution of 50% of employee contributions, limited to 4% of gross wages. United Solar's expense under the plan for 1998 and 1997 was $57,897 and $54,354, respectively.

(11)  Liquidity and Going Concern

     As noted in the accompanying financial statements, the Company has suffered recurring losses from operations. Further, the Company has a significant accumulated deficit and continues to sell its products at a gross loss. The Company has previously obtained capital investment and debt funding from its stockholders. Additionally, the Company has relied on the stockholder guarantees for debt and lease financing. Based on management's projections, there is a need for a substantial infusion of cash in order to maintain operations while the Company strives to reach profitability. Management has undertaken fund-raising efforts in order to obtain sufficient operating capital for its operations as well as continued to refine its manufacturing processes in order to obtain a gross profit on sales of its products.

     As a result, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






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